CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1         Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the nine months ended September 30, 2005.

This MD&A is prepared as of November 10, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2          Overview

Continental is engaged in the business of acquiring and exploring natural resource properties. Continental is focused on exploring and developing mineral projects in the People’s Republic of China (“China”). In 2004, Continental signed an option agreement to acquire up to a 60% interest in the Xietongmen Copper-Gold Property in Tibet, China.

A drilling program was initiated on the Xietongmen property at the end of the first quarter of 2005. Since that time, Continental has announced assay results from 24 drill holes, showing strong continuity to the mineralization and correlation between copper and gold values.

Property Agreements

In February 2004, Continental announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc., now known as Great China Mining Inc. (“Great China Mining”), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in Great China Mining’s Xietongmen copper-gold property, located 240 kilometres southwest of Lhasa. Subsequently, the Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company obtained options to acquire up to 60% of the shares of Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a private Chinese corporation which owns 100% of the Xietongmen Property.

In December 2004, the formal agreement (the “Formal Agreement”) was finalized and received Canadian and Chinese regulatory approvals.

The Company can acquire an initial 50% interest in Highland ("Tranche One") by:

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

(a)	making initial option payments, totaling US$2 million, and comprising:

	(i)	US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004) and the

	(ii)	US$0.8 million balance within one year; and

(b)

funding Highland to conduct a US$5 million exploration program on the Xietongmen Project. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005 (which was met), with a further US$2 million of exploration expenditures to be funded by November 10, 2006 (which was met subsequent to September 30, 2005).

Upon acquisition of 50% of Highland, the Company can increase its interest in Highland to 60% ("Tranche Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

The Company paid a finder’s fee of US$120,000 ($146,293) in January 2005. The remaining US$80,000 finder's fee will be due upon payment of the remaining US$0.8 million of the initial option payments.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland, which the Company agreed to pledge (the “Pledged Shares”) to the founding shareholders of Highland, pursuant to a Share Pledge Agreement executed in April 2005. Pursuant to the Share Pledge Agreement, the Pledged Shares may be transferred to the founding shareholders of Highland for US$1 if the Company ceases to fund the Tranche One amounts described above. The Pledged Shares are to be released to the Company upon completion of the option payments and exploration expenditures required under Tranche One.

Under the Formal Agreement, the Company is the operator to manage Highland and Tian Yuan during the option period. Upon completion of Tranche One, or if the Company has chosen to exercise the second option, the completion of Tranche Two, further equity and/or loan funding of Highland are to be proportional to the interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

In December 2004, a Highland Shareholders Agreement was executed as required under the Formal Agreement. Under the Highland Shareholders Agreement, if the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

Property Activities

The 1,290-hectare Xietongmen Property is located approximately 240 kilometres southwest of Lhasa, the major city in Tibet.

The property hosts porphyry-like copper and gold mineralization within a four kilometre long alteration zone. This zone was initially probed by Great China Mining in 2003 in two drill holes, spaced approximately 250 metres apart. The two holes returned long intersections with excellent copper and gold grades.

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Continental commenced a grid drilling program in April 2005, designed to systematically delineate the copper-gold mineralization on the property by infilling between and stepping out from the two 2003 holes. Holes are being drilled at a 50-metre spacing to confirm the continuity, and structural controls and orientation of the mineralization.

Assay results compiled from the 32 holes have been announced so far, and eleven during the current quarter. The area drilled measures approximately 700 metres from northwest to southeast by 350 metres northeast to southwest. The deposit remains open to expansion in all lateral directions As shown in the table below, the results continue to demonstrate strong continuity of mineralization and correlation between copper and gold values, with long intervals of moderate (for example, hole 5020 intersected 208 metres grading 0.54% copper and 0.69 g/t gold) to high (for example, hole 5022 intersected 68 metres grading 0.78% copper and 1.03 g/t gold) grades.

Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5015		48.3	363.9	315.6	1035	0.61	1.11	1.26	2.16
5015	Incl.	182.0	232.0	50.0	164	0.79	1.49	1.65	2.84
5015	Incl.	253.3	344.0	90.7	298	0.62	1.53	1.51	2.59
5016		87.0	339.0	252.0	827	0.55	0.79	1.01	1.73
5017		28.6	284.1	255.5	838	0.69	0.99	1.27	2.18
5017	Incl.	28.6	79.0	50.4	165	1.07	0.97	1.63	2.80
5017	and	28.6	49.0	20.4	67	1.61	1.03	2.21	3.79
5017	Incl.	172.0	284.1	112.1	368	0.70	1.23	1.42	2.43
5018		12.0	208.0	196.0	643	0.59	0.81	1.06	1.82
5018	Incl.	22.0	167.0	145.0	476	0.63	0.84	1.12	1.91
5019		38.0	46.0	8.0	26	0.72	0.08	0.76	1.31
5019		66.0	365.0	299.0	981	0.56	0.80	1.02	1.75
5019	Incl.	92.1	201.0	108.9	357	0.71	0.94	1.26	2.16
5019	Incl.	315.9	362.6	46.7	153	0.61	1.08	1.24	2.13
5020		80.0	288.0	208.0	682	0.54	0.69	0.94	1.61
5020	Incl.	106.0	142.0	36.0	118	0.78	0.78	1.24	2.12
5020	Incl.	187.0	288.0	101.0	331	0.53	0.85	1.02	1.75
5021	Incl.	53.0	297.0	244.0	801	0.62	1.11	1.27	2.17
5021	Incl.	119.0	297.0	178.0	584	0.68	1.36	1.47	2.52
5021		187.0	374.0	187.0	614	0.53	1.22	1.24	2.12
5021	Incl.	306.1	315.0	8.9	29	0.73	1.34	1.51	2.58
5022		16.0	211.0	195.0	640	0.60	0.84	1.09	1.86
5022	Incl.	119.0	187.0	68.0	223	0.78	1.03	1.38	2.36
5023	Results Pending
5024		113.0	370.6	257.6	845	0.60	0.94	1.15	1.96
5024	Incl.	154.3	306.0	151.7	498	0.80	1.25	1.53	2.62
5025		100.0	316.0	216.0	709	0.56	0.95	1.11	1.91
5025	Incl.	158.0	316.0	158.0	518	0.57	1.10	1.21	2.07
5026		47.0	324.0	277.0	909	0.44	0.66	0.83	1.42
5026	Incl.	168.0	288.0	120.0	394	0.56	0.90	1.08	1.85
5026	Incl.	248.0	288.0	40.0	131	0.66	1.39	1.48	2.53
5027	Results Pending

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5028	Results Pending
5029	Results Pending
5030	Results Pending
5031	Results Pending
5032		31.0	296.0	265.0	869	0.45	0.73	0.87	1.49
5032	Incl.	128.0	296.0	168.0	551	0.52	0.91	1.05	1.79
5032	and	128.0	190.0	62.0	203	0.66	1.04	1.27	2.17
5033		128.0	349.5	221.5	727	0.59	1.13	1.25	2.14
5033	Incl.	168.0	312.0	144.0	472	0.65	1.30	1.41	2.42
5034		20.8	224.0	203.2	667	0.69	0.77	1.14	1.96
5034	Incl.	20.8	41.0	20.2	66	1.08	0.65	1.46	2.50
5034	Incl.	152.0	218.0	66.0	217	0.74	1.29	1.49	2.55
5035		83.0	303.0	220.0	722	0.50	0.90	1.03	1.77
5035	Incl.	155.0	199.0	44.0	144	0.67	1.40	1.49	2.55
5035	Incl.	251.0	293.0	42.0	138	0.68	0.92	1.22	2.09
5036		20.1	208.3	188.2	617	0.56	0.99	1.14	1.95
5036	Incl.	103.0	197.5	94.5	310	0.65	1.28	1.40	.40

1 Copper capped at 5%, gold capped at 10 g/tonne for all calculations
2 Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
   Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.046)
AuEQ = (Cu % x 22.046/12.86) + Au g/t

Discovery of a new porphyry copper-gold deposit is indicated. Six drill rigs are on site continuing to delineate the deposit, which is open to expansion in all lateral directions.

As part if its commitment to responsible mineral development, Continental is conducting a community engagement program on behalf of the venture. The Xietongmen community engagement program is designed to establish an active dialogue with local residents in the Tibetan villages and the various authorities in the region. The goal is to ensure that the activities provide direct, tangible benefits for local residents and communities in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management. During the early exploration stage, the program has provided employment opportunities for local residents and assisted a community school to acquire operating resources.

Subsequent to the quarter end, the Company has also initiated preliminary engineering, environmental and socioeconomic studies.

Market Trends

Copper prices have continued to increase in 2005, averaging US$1.60/lb in the first ten months of the year as compared to US$1.30/lb in 2004.

To late October 2005, the gold price has averaged approximately US$436/oz as compared to the average price of US$410/oz in 2004.

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at December 31
	2004	2003	2002
Current assets	$7,504,356	$2,980,415	$231,972
Other assets	1	1	1
Total assets	7,504,357	2,980,416	231,973

Current liabilities	354,239	169,290	19,123
Shareholders’ equity	7,150,118	2,811,126	212,850
Total shareholders’ equity & liabilities	7,504,357	2,980,416	231,973

Working capital	$7,150,117	$2,811,125	$212,849

	Year ended December 31
Expenses	2004	2003	2002
Exploration (excluding stock-based compensation)	$2,139,062	$–	$–
Interest income	(119,588)	(5,754)	6,250
Foreign exchange	148,910	–	–
Conference and travel	50,917	29,267	1,199
Legal, accounting and audit	433,670	25,478	49,046
Office and administration (excluding stock-based
compensation )	437,288	135,661	85,282
Shareholder communications	46,339	14,701	33,559
Trust and filing	26,724	46,018	47,527
	3,163,322	245,371	222,863
Stock-based compensation	2,435,995	352,854	–
Loss for the year	$5,599,317	$598,225	$222,863

Basic and diluted loss per share	$(0.17)	$(0.03)	$(0.01)

Weighted average number of common shares outstanding	32,592,964	20,906,714	18,882,378

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2005	2005	2005	2004	2004	2004	2004	2003

Current assets	$ 5,598	$ 6,234	$ 6,691	$ 7,504	$ 9,032	$ 9,122	$ 2,924	$ 2,980
Other assets	110	13	–	–	–	–	–	–
Total assets	5,708	6,247	6,691	7,504	9,032	9,122	2,924	2,980

Current liabilities	959	1,240	224	354	58	237	121	169
Shareholders’ equity	4,749	5,007	6,467	7,150	8,974	8,885	2,803	2,811
Total shareholders’ equity and
liabilities	5,708	6,247	6,691	7,504	9,032	9,122	2,924	2,980

Working capital	4,639	4,994	6,467	7,150	8,974	8,885	2,803	2,811

Expenses:
Exploration	1,830	1,524	507	1,679	177	193	90	–
Amortization	6	1	–	–	–	–	–	–
Conference and travel	32	31	4	51	–	–	–	–
Legal, accounting and audit	48	89	58	162	141	84	47	11
Office and administration	194	197	131	138	142	104	53	47
Project investigation		21	–	–	–	–	–	–
Shareholder communications	45	49	28	21	3	18	4	–
Trust and filing	7	21	9	2	2	16	7	16
Interest income	(33)	(40)	(39)	(50)	(38)	(14)	(18)	(3)
Foreign exchange loss(gain)	(10)	(14)	(3)	61	54	34	–	–
Subtotal	2,119	1,879	695	2,064	481	435	183	100
Stock-based compensation	147	149	230	596	433	675	732	353
Loss for the period	$ 2,266	$ 2,028	$ 925	$ 2,660	$ 914	$ 1,110	$ 915	$ 453

Basic and diluted loss per share	$ (0.06)	$ (0.05)	$ (0.03)	$ (0.07)	$ (0.02)	$ (0.04)	$ (0.03)	$ (0.02)

Weighted average number of
common shares outstanding
(thousands)	39,760	37,796	37,476	37,467	36,172	29,533	27,107	20,907

1.5         Results of Operations

Loss for the three months ended September 30, 2005 was $2,266,000, compared to a loss of $914,000 for the corresponding quarter in fiscal 2004 and $2,028,000 in the previous quarter. The increased loss was due mainly to the commencement of a drilling program at the Xietongmen Property at the end of the first quarter of fiscal 2005. This loss was partially offset by lower stock-based compensation.

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Excluding stock-based compensation, exploration expenses increased to $1,830,000 in the current quarter compared to $177,000 for the corresponding quarter in fiscal 2004. This increase was due to the Company’s increased exploration activities at the Xietongmen Property. Exploration expenditures for the current quarter were $696,000 (2004 – nil) for drilling, $267,000 (2004 – $166,000) for geological work, $362,000 (2004 – $9,000) for site activities, $154,000 (2004 – $1,000) for assay analysis, $101,000 (2004 – nil) for transportation, and $218,000 (2004 – nil) for environmental and socioeconomic activities.

Administrative costs for the current quarter also increased in line with the Company’s increased exploration activities. Excluding stock-based compensation, the main administrative costs for the current quarter were office and administration, legal, accounting and audit fees, and shareholder communication costs. Office and administration costs for the current quarter increased to $194,000, compared to $142,000 for the corresponding quarter in the previous year, due mainly to additional consulting services for the Xietongmen Project, and wages paid for increased administrative activities. Conference and travel costs increased to $32,000 from nil in the previous year due mainly to travel to Tibet, China. Shareholder communication costs were $45,000 for the current quarter, compared to $3,000 for the corresponding quarter in the previous year. This increase was due to the increased level of communication related to the Company’s increased activities in the current quarter. Legal, accounting and audit expenses for the current quarter decreased to $48,000 from $141,000 in the similar quarter of fiscal 2004 due to legal services incurred to review the Xietongmen Project in the previous year.

Interest income slightly decreased to $33,000 in the current quarter, compared to $38,000 for the same corresponding period in the previous year, due to lower cash balances on hand compared to the previous year.

Stock-based compensation of $147,000 was charged to operations during the third quarter of 2005, compared to $433,000 for the corresponding period in the previous year. The decrease in stock-based compensation was due to a lower number of stock options unvested compared to the previous year.

The year to date loss of $5,219,000 for the nine months ended September 30, 2005 was higher than the loss of $2,939,000 for the first nine months of fiscal 2004, due mainly to higher exploration expenditures (2005 – $3,861,000; 2004 – $460,000) at the Company’s Xietongmen Project, and higher office and administrative expenditures (2005 – $522,000; 2004 – $388,000) from the increased overall activity. This increase was offset by lower stock-based compensation costs of $526,000 for the first nine months of fiscal 2005 compared to $1,840,000 for the corresponding period in fiscal 2004, as a result of a lesser number of stock options unvested during the period.

1.6         Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company had working capital of approximately $4.6 million as at September 30, 2005, compared to $7.2 million as at December 31, 2004 (December 31, 2003 – $2.8 million). The Company's working capital may be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen Project. Consequently, the Company will need to raise additional funds for such expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7         Capital Resources

The Company had no commitments for capital expenditures as of September 30, 2005.

In December 2004, the Company initiated an option agreement with Highland Mining Inc., an affiliate of ChinaNetTV Holdings Inc., described in "Item 1.2 – Overview" of this MD&A, pursuant to which the Company can, at its option, earn up to a 60% interest in the Xietongmen Project by paying and spending a total of US$10 million.

The Company has no lines of credit or other sources of financing which have been arranged but is as yet unused.

1.8         Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2005, the conversion rate was $4.64 per Taseko Share. This is more fully described in the notes to the accompanying financial statements.

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9         Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company, and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from, or payable to, HDI have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company.

Tian Yuan is a wholly-owned subsidiary of Highland from which, the Company acquired options to earn up to a 60% interest (Section 1.2 “Property Agreement”). During the period ended September 30, 2005, the Company advanced US$500,000 ($623,950) to Tian Yuan’s bank as security for Tian Yuan’s operating line of credit.

1.10        Fourth Quarter

Not applicable.

1.11        Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12        Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13        Changes in Accounting Policies including Initial Adoption

None.

1.14        Financial Instruments and Other Instruments

None.

1.15        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1     Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

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CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at November 10, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation of future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				41,635,851

Share purchase options	November 29, 2005	$ 0.50	1,992,334
	November 29, 2006	$ 1.10	432,600
	November 30, 2006	$ 1.33	251,667
	September 28, 2007	$ 1.70	920,000
	November 30, 2007	$ 1.20	260,000	3,856,601

Warrants	December 31, 2005	$ 0.50	3,678,000
	July 12, 2006	$ 1.05	5,640,000	9,318,000

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.

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